UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number 001-37976

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWEST GAS HOLDINGS, INC.
8360 S. Durango Drive, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021 and notes to financial statements, together with the report thereon of McConnell & Jones LLP, independent registered public accounting firm.

(b)Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)Consent of McConnell & Jones LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Gregory J. Peterson
Gregory J. Peterson
Senior Vice President/
Chief Financial Officer
Southwest Gas Corporation

Dated: June 29, 2022

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2021 AND 2020 AND
FOR THE YEAR ENDED DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
Southwest Gas Corporation Employees’ Investment Plan
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the Financial Statements). In our opinion, the Financial Statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These Financial Statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the Financial Statements as a whole.
We have served as the Plan’s auditor since 2017.
/s/ McConnell & Jones LLP
Houston, Texas
June 29, 2022

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:
Investments at fair value	$583,530,247	$531,004,193
Notes receivable from participants	7,470,115	8,009,916
Other receivables	14,013	—
Contribution receivable from employer	96,849	83,950
Total assets	591,111,224	539,098,059

Net assets available for benefits	$591,111,224	$539,098,059

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2021
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$40,411,447
Interest and dividends	35,068,424
Net investment income	75,479,871

Interest on participant loans	503,022

Contributions:
Participant	20,546,633
Employer	5,958,364
Total contributions	26,504,997

Other income	472,884
Net additions	102,960,774

Deductions from net assets attributed to:
Benefits paid to participants	50,722,124
Other expenses	225,485
Total deductions	50,947,609

Net increase in net assets available for benefits	52,013,165

Net assets available for benefits:
Beginning of year	539,098,059
End of year	$591,111,224

The accompanying notes are an integral part of this statement.

(1) Description of the Plan
The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). However, references within these disclosures to “Company Stock” or “Company Common Stock” relate to stock of the Company's parent entity, Southwest Gas Holdings, Inc., the ticker symbol for which is “SWX.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Its assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”). New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate. See also (7) Subsequent Events regarding Plan changes starting in 2022.
The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Internal Revenue Code (“IRC”) Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under IRC Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together compose a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under IRC Section 501(a).
In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“the Act”) was enacted. The Act permitted optionality in adopting employee relief provisions including with regard to withdrawals, loans, and loan deferrals. The optional items within the Act were adopted and allowable under the Plan during 2020; however, written amendments to the Plan to reflect these 2020 provisions will be formalized at a later date, as permissible in accordance with applicable law and IRS guidance.
The Plan is for the benefit of employees of the Company.
Contributions
Participants may contribute from 2% to 75% of their annual base wages. However, contributions may not exceed amounts promulgated by the IRC. The Company contributes to the Plan an amount equal to 50% of a participant’s contribution. The Company’s maximum contribution is 3.5% of a participant’s annual base compensation as defined in the Plan document. Deferral percentages elected by participants are also applied to overtime earnings; however, they are not matched by the Company. Roth contributions, deferrals, and in-plan Roth rollovers are included in the Plan and are eligible for Company matching contributions. See also (7) Subsequent Events regarding Plan changes starting in 2022.
Participants’ Accounts
Each participant account is credited with the participant’s contribution and the portion contributed by the Company. Participant and Company contributions are invested in the various funds according to the direction of the participant.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service. Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Company Common Stock with respect to which the dividend is paid. The following table shows the vesting schedule of Company contributions and the earnings thereon (other than dividends on the Southwest Gas Stock Fund).

Vested
Years of Service	Percentage
One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, attainment of age 65, total disability of a participant, or Plan termination, Company contributions become fully vested irrespective of the years of service.     Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the years ended December 31, 2021 and 2020, forfeitures of non-vested accounts reallocated to participants were approximately $118,000 and $59,000, respectively.
Notes Receivable from Participants (Participant Loans)
The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus 2%. At December 31, 2021, all outstanding loans had annual interest rates ranging from 5.25% to 7.50%, maturing through 2026. Principal and interest payments on participant loans are credited to participant contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.
Payment of Benefits
If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of participant death, will be entitled to receive an amount equal to the value of their account as soon as practicable following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in Company Common Stock plus cash in lieu of fractional shares. A participant may apply to the Company’s Benefits Committee (the “Committee”) to request a single lump sum payment in cash for the value of Company Common Stock otherwise distributable to the participant. Lump sum distributions from other funds will be paid in cash.
Distributions under the Plan will begin as soon as practicable, but no later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment (if occurring after age 70-1/2). If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled-over into an Individual Retirement Account (“IRA”). If no election is made and the balance does not exceed $1,000, it will be distributed to the participant. If no election is made and the balance is greater than $1,000 but does not exceed $5,000, it will be rolled over to an IRA, designated by the Committee, for the benefit of the participant. If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll over the account into an IRA. In this case, a participant who is terminated and does not elect to take a distribution will continue to receive their share of investment income on all vested portions of their account until electing to receive distributions from the Plan. Beneficiaries of a participant have no more than five years after the participant’s death to request payment.
    A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.

Plan Expenses
Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all administrative Plan expenses, except loan origination and maintenance fees, during 2021. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2021 were $225,485.
Other Income
The Plan participates in Fidelity’s revenue credit program, which allows the Plan sponsor to apply credits received to pay for ERISA qualified expenses and/or allocate credits to participants on a pro rata basis. The pro rata allocation is based on the ratio of each participant’s average daily balance in a fund during the quarter to the total average daily balances for all participants in such fund during the quarter. These revenue credits qualify as party-in-interest transactions for which a statutory exemption exists.
Plan Administration
The Committee is the administrator for all activities of the Plan. Fidelity Management Trust Company acts as the Trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.
(2) Summary of Accounting Policies
The following describes the Plan’s accounting policies:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See (6) Fair Value Measurements.
Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas Stock Fund. When exchanging into Company Common Stock, the stock purchase will be processed on the trade date in real-time pricing. When exchanging out of Company Common Stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice). Exchanges in and out of Company Common Stock are generally reflected in participant accounts the day following the trade date. Other purchase and sale transactions, such as contributions, loans, and withdrawals involving Company Common Stock, are not subject to real-time trading. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2021 or 2020. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Other Receivables
Other receivables consist primarily of unsettled trades.
Contributions Receivable
Contributions receivable consist of employer and/or employee contributions, when applicable, made but not yet received by the Plan.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the amount invested in Company Common Stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
(3) Related-Party and Party-In-Interest Transactions
Since Company Common Stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest. The Company and the Plan are also related parties. Certain other Plan investments represent short-term deposits and investments, as well as shares of mutual funds, collectively managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as party-in-interest transactions for which a statutory exemption exists. During the year ended December 31, 2021, the Plan made purchases (and share dividend accumulations) totaling approximately $6.9 million and sales (including distributions) of approximately $10.3 million of Company Common Stock. Participant loans also qualify as party-in-interest transactions. At December 31, 2021 and 2020, participant loans were $7,470,115 and $8,009,916, respectively. The following table represents investments held by parties-in-interest:

	December 31,
	2021	2020
Company Common Stock	$66,766,249	$60,938,560
Fidelity Management Trust Company	368,874,345	320,495,043
Total	$435,640,594	$381,433,603
(4) Plan Termination
Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.
(5) Federal Income Taxes
In August 2016, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) stating that the Plan, amended and restated effective January 1, 2015, qualifies for deferred tax treatment of contributions under Section 401(k) of the IRC. In 2015, the IRS announced that it was discontinuing its requirement that individually designed plans seeking approval be reviewed for new determination letters every five years and it will no longer review these plans except on adoption and termination. Management noted that the Plan has been amended, resulting in no significant changes, subsequent to receipt of its latest determination letter. In May 2021, certain operational errors were reported to the IRS through a voluntary compliance program submission. The IRS has since agreed with the corrective actions, and with those actions taken, Plan administration believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6) Fair Value Measurements
U.S. GAAP requires that a fair value measurement be based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability. The three levels of the fair value hierarchy are as follows:
Level 1 -    quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 -    inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.
Level 3 -    unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The Plan provides for investments in various investment securities including Company Common Stock. The assets held by the Plan, excluding temporary cash investments, are generally traded in active exchange markets; their estimated fair values were determined at December 31, 2021 and 2020 using published market closing prices. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, which is based on the fair value of the securities in these funds less any related liabilities. Common collective trust funds are valued at NAV per unit at Plan year-end. However, as the assets underlying these funds are actively traded, and adjustments to contract values, where applicable, and fund liabilities (combined) are immaterial to the NAV overall, the NAV is the fair value, and not a practical expedient utilized in lieu of an available fair value. There have been no changes in valuation methodologies used by the Plan.
The following table sets forth, by level within the three-level fair value hierarchy, the Plan’s assets that were accounted for at fair value.

	December 31,
	2021	2020
Assets at fair value:
Level 1 - Quoted prices in active markets for identical financial assets
Mutual Funds	$368,695,117	$336,107,333
Company Common Stock	66,766,249	60,938,560
Temporary cash investments	3,037	2,943
Total Level 1 assets	435,464,403	397,048,836
Level 2 - Significant other observable inputs
Common Collective Trusts	148,065,844	133,955,357
Total Level 2 assets	148,065,844	133,955,357
Total assets at fair value	$583,530,247	$531,004,193
No assets fell within Level 3 of the fair value hierarchy.
As noted above, the mutual funds and Company Common Stock held by the Plan are listed and regularly traded on a national securities exchange. The common collective trust funds consist of two separate funds: one invests in a diversified portfolio of fixed income securities through guaranteed investment contracts and the other invests in a diversified portfolio of equity securities focused on growth. The funds are traded at the NAV, which is determined once each day, and the underlying investments are exchange-traded. Company Common Stock is traded in real time. The values in the above table were based on pricing as of the last business day of the calendar year.
(7) Subsequent Events
Management of the Plan monitors events occurring after the Statements of Net Assets Available for Benefits date and through the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.
The Plan was amended effective January 1, 2022, with respect to employees hired or re-hired on or after January 1, 2022, who will participate in enhanced benefits under the Plan rather than in a separate defined benefit retirement plan. The change is not applicable to employees hired on or before December 31, 2021. Enhanced benefits under the Plan will include employer contributions of 3% (to be effective upon hire) plus a matching contribution (dollar-for-dollar) up to 7% of eligible compensation, as defined in the Plan document.

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720
	PLAN NO. 004
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Southwest Gas Holdings, Inc.	Company common stock (953,123 shares)	**	$66,766,249

	Brown Capital Management, Inc.	Small Company Institutional Fund	**	35,183,703

	T. Rowe Price	Institutional Large Cap Value Fund	**	21,217,630

*	Fidelity Investments	Retirement 2005 Fund Class K	**	320,967

*	Fidelity Investments	Retirement 2010 Fund Class K	**	2,762,838

*	Fidelity Investments	Retirement 2015 Fund Class K	**	6,934,808

*	Fidelity Investments	Retirement 2020 Fund Class K	**	30,613,044

*	Fidelity Investments	Retirement 2025 Fund Class K	**	28,925,893

*	Fidelity Investments	Retirement 2030 Fund Class K	**	29,503,281

*	Fidelity Investments	Retirement 2035 Fund Class K	**	17,052,003

*	Fidelity Investments	Retirement 2040 Fund Class K	**	22,803,665

*	Fidelity Investments	Retirement 2045 Fund Class K	**	15,924,459

*	Fidelity Investments	Retirement 2050 Fund Class K	**	13,473,659

*	Fidelity Investments	Retirement 2055 Fund Class K	**	8,692,879

*	Fidelity Investments	Retirement 2060 Fund Class K	**	3,567,121

*	Fidelity Investments	Retirement 2065 Fund Class K	**	159,044

*	Fidelity Investments	Income Fund Class K	**	3,288,773

*	Fidelity Investments	Low-Priced Stock Fund Class K	**	30,188,360

*	Fidelity Investments	500 Index	**	37,895,237

	T. Rowe Price	Stable Value Common Trust Fund A	**	31,300,805

	Metropolitan West	Total Return Bond Fund Class I	**	23,550,776

*	Fidelity Investments	Government Money Market Fund	**	238

	Vanguard Group, Inc.	International Growth Fund Admiral Shares	**	22,950,608

	Victory Funds	Victory Integrity Small-Cap Value Fund	**	13,686,131

*	Fidelity Investments	Contrafund Pool	**	116,765,039

*	Temporary Cash Investments	Temporary Cash Investments	**	3,037

				583,530,247

*	Participant Loans	Interest rates from 5.25% to 7.50% maturing 2022 - 2026	—	7,470,115

				$591,000,362
* A party-in-interest for which a statutory exemption exists.
** All investments are participant directed; therefore, cost information in column (d) is not required.

EXHIBIT INDEX

Exhibit
No.        Description

23.1      Consent of McConnell & Jones LLP, an Independent Registered Public Accounting Firm.